* KH 3/8

SECURIT  SSION

13030458

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SEC Mail Processing Section

MAR - 1 2013

Washington DC 409

**ANNUAL AUDITED REPORT**
**FORM X-17A-5**
**PART III**

| SEC FILE NUMBER |
|---|
| 8-20746 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1/1/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

David Lerner Associates, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

477 Jericho Turnpike
(No. and Street)

| Syosset | New York | 11791 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alan P. Chodosh — (516) 390-5525
(Area Code - Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name - if individual, state last, first, middle name)

| 60 Broad Street | New York, | New York | 10004 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

DD 3/9/13

**This report ** contains (check all applicable boxes):**

Report of Independent Registered Public Accounting Firm

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity.
- ☐ (f) Statement of Changes in Subordinated Liabilities (Not applicable).
- ☐ Notes to Financial Statements.
- ☐ (g) Computation of Net Capital Pursuant to Rule 15c3-1.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- ☒ (i) Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation of Determination of the Reserve Requirements of Rule 15c3-3. (Not applicable).
- ☐ (k) A Reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation. (Not applicable).
- ☒ (l) An Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)*

## AFFIRMATION

I, Alan P. Chodosh, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to David Lerner Associates, Inc. at and for the year ended December 31, 2012, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.



Alan P. Chodosh
Executive Vice President & Chief Financial Officer

Subscribed to before me this
February 28, 2013



Notary Public

RANDE HIRSCH
Notary Public, State Of New York
No. 01HI6034975
Qualified In Nassau County
Commission Expires 12/20/2013

# Statement of Financial Condition and Report of Independent Registered Public Accounting Firm and Supplemental Report on Internal Control

## DAVID LERNER ASSOCIATES, INC.
## (S.E.C. I.D. NO. 8-20746)

December 31, 2012

Filed in accordance with Rule 17a-5(e)(3)
under the Securities and Exchange Act of 1934
as a Public Document.



Audit • Tax • Advisory
Grant Thornton LLP
60 Broad Street, 24th Floor
New York, NY 10004-2306
T 212.422.1000
F 212.422.0144
www.GrantThornton.com

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
**David Lerner Associates, Inc.**

We have audited the accompanying statement of financial condition of David Lerner Associates, Inc. (the "Company") as of December 31, 2012 and the related notes to the financial statement.

**Management's responsibility for the financial statement**

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

**Auditor's responsibility**

Our responsibility is to express an opinion on the financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

**Opinion**

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of David Lerner Associates, Inc. as of December 31, 2012 in accordance with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

New York, New York
February 28, 2013

# DAVID LERNER ASSOCIATES, INC.
## Statement of Financial Condition
**As of December 31, 2012**

| | |
|---|---|
| **ASSETS** | |
| Cash and cash equivalents | $ 5,627,710 |
| Cash segregated under federal and other regulations | 2,548,132 |
| Cash deposited with clearing organizations | 1,710,000 |
| RECEIVABLES FROM | |
| Customers | 8,068,362 |
| Brokers and dealers | 1,035,896 |
| Related parties | 321,641 |
| Securities owned, at fair value | 5,191,551 |
| Furniture, equipment, and leasehold improvements at cost, less accumulated depreciation of $6,768,126 | 1,655,915 |
| Other assets | 1,875,238 |
| Total | $ 28,034,445 |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | |
| PAYABLES TO | |
| Customers | $ 2,270,992 |
| Commissions payable | 1,844,518 |
| Accounts payable and accrued expenses | 11,094,738 |
| | 15,210,248 |
| STOCKHOLDERS' EQUITY | |
| Common stock, voting, no par value; authorized, 200 shares; 10 shares outstanding | |
| Common stock, nonvoting, no par value; authorized, 200 shares; 90 shares outstanding | 5,000 |
| Additional paid-in capital | 952,370 |
| Retained earnings | 11,866,827 |
| Total stockholders' equity | 12,824,197 |
| Total | $ 28,034,445 |

*The accompanying notes are an integral part of this financial statement.*

### 1. INTRODUCTION, BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

David Lerner Associates, Inc. (the "Company") is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), formerly known as the National Association of Securities Dealers, Inc. The Company, headquartered in Syosset, New York, primarily conducts business with retail customers at branch offices on the east coast of the United States of America. The Company's voting shares are wholly owned by an individual, David Lerner, and its nonvoting shares are held by several individuals and a trust established by David Lerner.

The Company is an "S" corporation under the Internal Revenue Code.

Cash and cash equivalents consist of cash and highly liquid investments not held for resale with maturities, when purchased, of three months or less.

The Company maintains cash deposits with three major financial institutions in excess of federal deposit insurance levels.

Cash segregated under federal and other regulations includes cash segregated in compliance with federal and other regulations.

Customers' securities transactions are recorded on a settlement-date basis with related commission income and expenses reported on a trade-date basis.

Securities owned and securities sold, not yet purchased ("financial instruments"), are recorded at fair value, and unrealized gains and losses are included in principal transactions revenue. The fair value of financial instruments is generally based on observable market prices.

Periodically, the Company will enter into TBA forward contracts and futures contracts to hedge its securities owned.

Depreciation is provided on a straight-line basis using an estimated useful life of five years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Effective December 31, 2009, David Lerner sold to certain family members and several employees 55 shares and 8 shares, respectively, of the Company's nonvoting stock. The transfer price of the shares, $485,000 per share, was based upon a third-party independent valuation. Each purchaser of the nonvoting shares has entered into a promissory note, personally with David Lerner that provides for quarterly payments on the notes for interest and principal to the extent of dividends, net of any taxes, received by the shareholders from the Company. The shareholder agreements provide in certain circumstances redemption of the shares, at the purchase price the employees paid for the shares adjusted for the change in the book value, at the Company's option. The agreements were amended in 2011 to permit the purchasers the option to tender the shares to David Lerner in return for the forgiveness of all obligations under the promissory notes, including any accrued interest. The fixed share transactions with the family members have been accounted for as an estate planning transaction and, accordingly, not accounted for as a share-based

payment under Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 718. The shares will continue to be accounted for as equity and not as a liability under ASC Topic 480 as the shares are not mandatorily redeemable. There were no new shares issued in 2012.

The fixed share transaction with the employees have been accounted for as a share based liability award under ASC Topic 718, as risk of ownership does not transfer to the employee even upon payment of the promissory notes due to the put feature. The Company has elected to measure compensation expense under the intrinsic value method and there was no compensation expense related to this transaction.

As required by the uncertain tax position guidance in ASC Topic 740, "Income Taxes," the Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. At the adoption date and for the year ended December 31, 2012, the Company did not have any material uncertain tax positions for which the statute of limitations remained open. The Company recognizes interest and penalties associated with income tax matters as components of income tax. No amount was accrued for as of December 31, 2012 related to interest and penalties. The initial application of this guidance to the Company's income taxes had no impact on the financial statements of the Company. The Company is no longer subject to federal and state examinations with respect to such returns for tax years before 2009.

In June 2009, the FASB issued Statement of Financial Accounting Standards No. 167, newly codified as ASC 810 Amendments to FASB Interpretation No. 46(R) ("SFAS No. 167"), which amends the consolidation guidance applicable to variable interest entities ("VIEs"). The amendments to the consolidation guidance affect all entities currently within the scope of FIN 46(R), as well as qualifying special-purpose entities ("QSPEs") that are currently excluded from the scope of FIN 46(R). ASC 810 replaces the quantitative-based risks and rewards calculation for determining which enterprise, if any, has a controlling financial interest in a VIE with an approach focused on identifying which enterprise has the power to direct the activities of a VIE that most significantly impact the entity's economic performance and (1) the obligation to absorb losses of the entity or (2) the right to receive benefits from the entity. The Company's adoption of this standard in 2010 and thereafter has not had a significant impact on the financial condition, results of operations and cash flows.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

## 2. RECEIVABLES FROM, AND PAYABLES TO, CUSTOMERS

Receivables from, and payables to, customers represent amounts due on cash and margin transactions. Securities owned by customers are held as collateral for receivables. Such collateral is not reflected in the financial statements.

At December 31, 2012, the fair value of customer securities received as collateral where the Company was permitted to sell or repledge the securities was $6,212,325, none of which was repledged.

## 3. RELATED PARTY TRANSACTIONS

The Company is owned by David Lerner (the "Stockholder"), several individuals and a trust. The Company and two other affiliates (controlled by the Stockholder) loan and borrow funds among the related parties.

The Company entered into a lease extension agreement on December 5, 2001, with HSS Realty, LLC (an LLC owned by the Stockholder). The building is in the name of HSS Realty, LLC. The lease terminates on December 31, 2013.

The Company also entered into a lease agreement with HSS Realty II, LLC (an LLC owned by the Stockholder). The building is in the name of HSS II Realty, LLC. The lease terminates on December 31, 2013.

The Company also entered into a lease agreement on July 1, 2004, with DSD Realty, LLC (an LLC principally owned by the Stockholder). The building and mortgage are in the name of DSD Realty, LLC. The lease terminates on June 30, 2014.

At December 31, 2012, the receivables from related parties were as follows:

| | |
|---|---|
| Spirit Management Company | $ 319,020 |
| SRLA Inc. | 2,621 |
| Total receivables from related parties | $ 321,641 |

## 4. FAIR VALUE MEASUREMENTS

ASC Topic 820 (formerly FAS No. 157), "Fair Value Measurements," among other things, requires enhanced disclosures about investments that are measured and reported at fair value. ASC Topic 820 establishes a hierarchal disclosure framework that prioritizes and ranks the level of market price observability used in measuring investments at fair value. Market price observability is impacted by a number of factors, including the type of investment and the characteristics specific to the investment. Investments with readily available active quoted prices or for which fair value can be measured from actively quoted prices generally will have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value. The adoption of ASC Topic 820 had no impact on the financial condition or results of operation of the Company.

Investments measured and reported at fair value are classified and disclosed in one of the following categories:

Level 1 - Quoted prices are available in active markets for identical securities as of the reporting date. The types of investments included in Level 1 include listed equities and listed derivatives. As required quoted prices for these investments are not adjusted, even in situations where a large position and a sale could reasonably impact the quoted price.

Level 2 - Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies. Securities which are generally included in this category include corporate bonds, municipal securities which are consensus priced, less liquid and restricted equity securities and certain over-the-counter derivatives.

Level 3 - Pricing inputs are unobservable for the investment and include situations where there is little, if any, market activity for the investment. The inputs into the determination of fair value require significant management judgment or estimation.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the investment. There were no transfers between levels.

Level 2 securities are valued based upon pricing feed from outside pricing services.

The following table summarizes the valuation of securities owned and sold under the fair value hierarchy levels as of December 31, 2012:

| | Level 2 |
|---|---|
| Securities owned, at fair value | |
| Mortgage-backed securities | $ 3,050,291 |
| State and municipal obligations and other nonequities | 1,491,366 |
| Negotiable certificates of deposit | 307,974 |
| Equities | 341,920 |
| Total securities owned, at fair value | $ 5,191,551 |

## 5. FURNITURE, EQUIPMENT, AND LEASEHOLD IMPROVEMENTS

At December 31, 2012, furniture, equipment, and leasehold improvements consist of the following:

| | |
|---|---|
| Furniture and fixtures | $ 4,039,569 |
| Leasehold improvements | 1,779,495 |
| Data processing equipment | 1,559,722 |
| Telephone equipment | 985,726 |
| Automobiles | 59,529 |
| Total | 8,424,041 |
| Less accumulated depreciation and amortization | (6,768,126) |
| Furniture, equipment, and leasehold improvements - net | $ 1,655,915 |

## 6. OTHER ASSETS

At December 31, 2012, other assets consist of the following:

| | |
|---|---|
| Commissions receivable | $ 301,353 |
| Deferred compensation asset | 372,040 |
| Prepaid expense | 544,607 |
| Prepaid insurance | 303,724 |
| Taxes receivable | 100,000 |
| Other | 253,514 |
| Total other assets | $ 1,875,238 |

## 7. SHORT-TERM BANK LOANS

Short-term bank loans bear interest at a rate set by the bank in light of money market conditions, availability of funds, and amount required. The loans are collateralized by securities owned by the Company up to the loan amount plus an additional percentage based on the type of security collateral and are payable upon demand. There were no bank loans outstanding at December 31, 2012.

## 8. EMPLOYEE BENEFITS

The Company sponsors a 401(k) plan (the "Plan") for the benefit of all full-time employees, after they have completed one year of service. The Company matches 25% of employee contributions up to $1,500. Employees are fully vested in their own contributions. The Company's contributions vest 20% after two years of participation in the Plan and an additional 20% for each succeeding year, with full vesting after six years.

Beginning in 1987, qualified investment counselors became eligible to participate in a longevity bonus arrangement (the "Agreement"). A bonus of between 4% and 10% of annual compensation may be credited to their account, assuming certain minimum performance standards are achieved. The bonus is subject to a five-year vesting requirement. The amount of the bonus credited to an account for a given year will not be paid until five years later, providing the investment counselor is still employed by the Company. At its sole discretion, the Company may terminate the Agreement at any time and each investment counselor would be entitled to bonus payments in accordance with the remaining terms of the Agreement (including the waiting period for payment).

The Company recognizes 20% of the gross liability in each of the five years, since the bonus amount is payable at the end of the fifth year. Adjustments to previous amounts recorded will be made in succeeding years based on investment counselors' terminations. The total unrecognized amount of $1,552,810 will be recorded in equal installments over the years needed to record the full liability by the end of the respective fifth year. At December 31, 2012, the liability to investment counselors under the Agreement aggregated $1,964,497 and is included in accounts payable and accrued expenses.

Effective as of January 1, 1998, the Company established the David Lerner Associates, Inc. Equity Participation Plan (the "EPP"). The EPP, which is primarily for selected employees, has authorized 137,100 units representing 10% of the Company's equity for grants to employees. The Company did not authorize any new units during 2012. The EPP's units are essentially the economic equivalent of shares in the Company. Subject to the terms of the EPP and the equity participation agreement, the holder of EPP units will be paid for the value of such units, based upon a specified formula at the end of the grant period or, upon certain conditions, upon termination of employment with David Lerner Associates, Inc. As of December 31, 2012, 38,500 EPP units are outstanding with a value totaling $466,325. The liability for the EPP was $470,000 and is included in accounts payable and accrued expenses at December 31, 2012.

Beginning in 2001, the Company established a deferred compensation plan that allows a certain percentage of the Company's highly compensated employees to elect to defer each year the receipt of their bonus, currently up to $10,000. Beginning in 2006, the Company ceased accepting additional employee deferrals under this plan. As of December 31, 2012, the remaining liability under the Deferred Compensation plan was $372,040, and is included in accounts payable and accrued expenses.

The Company has a commitment to a former employee that provides annual payments of $100,000 for life, the present value of which, as of December 31, 2012, is $1,095,852 and is recorded in accounts payable and accrued expenses on the accompanying statement of financial condition.

## 9. COMMITMENTS AND CONTINGENT LIABILITIES

The Company is obligated under several noncancellable lease agreements primarily for the rental of office space. The lease agreements contain customary escalation clauses based principally upon real estate taxes, building maintenance and utility costs.

Several of the above-mentioned leases are with LLC's owned by the Stockholder (see Note 3).

At December 31, 2012, minimum annual rental commitments, exclusive of common area charges, are as follows:

| | Amount |
|---|---|
| **Year Ending December 31,** | |
| 2013 | $ 1,784,341 |
| 2014 | 594,258 |
| 2015 | 289,008 |
| 2016 | 199,788 |
| 2017 | 199,788 |
| Thereafter | 682,609 |
| Total | $ 3,749,792 |

The Company has been named as a defendant in several claims and/or lawsuits, including class action lawsuits and various arbitrations, arising primarily from its securities business. Management believes they have adequate reserves related to those legal actions for which an adverse outcome is probable and the

amount of loss can be reasonably estimated. A number of these actions relate to the sale of Apple REIT securities which include claims for compensatory and/or punitive damages or claims for indeterminate amounts of damages. While the adverse effect from many of these arbitrations/litigations is not yet probable or cannot be reasonably estimated at this time, the Company believes that the potential range of exposure with respect to the sale of Apple REIT securities for claims, other than class action lawsuits which cannot be estimated at this time, exclusive of any adjustments favorable to the Company, such as client share redemptions, cash distributions or fair value of the securities is estimated to be between two million to four million dollars.

The Company is also involved in other reviews and examinations by regulatory agencies, (i.e., FINRA and state regulatory agencies), currently informal, regarding the Company's business activities, certain of which might eventually result in adverse judgments, settlements, fines or other penalties.

In 2009, the Company received a subpoena from the SEC pursuant to a formal order of investigation of, among other things, certain of the Company's business activities. Management of the Company believes that an adverse financial effect from this action is not yet probable or capable of estimation and that the resolution of this matter will not have a material adverse effect on the Company.

For over 20 years, David Lerner Associates, Inc. has utilized the services of The Reserve Funds to provide a money market vehicle for clients to invest excess cash. The Reserve Funds are an independent mutual fund complex that is not affiliated with the Company. On September 16, 2008, The Reserve Funds announced that due to the bankruptcy filing by Lehman Brothers, it was valuing its Primary Fund's holding in Lehman Brothers debt securities at zero. As a result, the net asset value of the Primary Fund dropped below $1.00 per share. Following this event was an unprecedented amount of requests for redemptions of The Reserve Funds, which created the need for The Reserve Funds to postpone the payment of redemptions. On September 17, 2008, the Company's clients had $326 million at The Reserve Funds, which has been reduced by payments from The Reserve Funds to roughly $231,000 at December 31, 2012.

In November 2008, David Lerner Associates, Inc. decided to utilize the services of Federated Investors, Inc., one of the largest mutual fund managers in the nation to provide money market mutual fund investments for its clients. The Company elected to automatically transfer clients' available money market balances from The Reserve Funds to Federated Investors, Inc. funds.

## 10. LINE OF CREDIT

On July 23, 2012, the Company entered into a revolving loan agreement (the "Credit Agreement") whereby a lender agreed to lend to the Company, on a secured basis, up to $10,000,000. The loan is secured by the Company's owned securities pledged with the lender and is guaranteed by a stockholder of the Company. The expiration date of the Credit Agreement is July 5, 2013 and drawn borrowings bear interest at LIBOR plus 1.25%.

On September 14, 2012, which was amended on February 19, 2013, the Company received a loan commitment of up to $15,000,000 from a stockholder of the Company to be used for working capital purposes as needed. Any loans drawn from this commitment bear interest at 5% per annum and are payable on demand subject to the Company having adequate liquidity to repay some or the entire loan amount.

As of December 31, 2012, the Company had no outstanding borrowings under the above credit facilities.

## 11. GUARANTEES

FASB Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," newly codified ASC 460 requires the Company to disclose information about its obligations under certain guarantee arrangements. ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying related to an asset, liability or equity security of a guaranteed party. FIN 45 also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

The Company is a member of a U.S. exchange and clearinghouse that trade and clear securities contracts. Associated with its membership, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the exchange or the clearinghouse. While the rules governing different exchange or clearinghouse memberships vary, in general the Company's guarantee obligations would arise only if the exchange or clearinghouse had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other non-defaulting members of the exchange or clearinghouse. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the financial statements for these agreements and believes that any potential requirement to make payments under these agreements is remote.

## 12. NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule ("Rule 15c3-1") under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by Rule 15c3-1 which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined. (The Net Capital Rule of the New York Stock Exchange also provides that equity capital may not be withdrawn or cash dividends paid if resulting net capital would be less than 5% of aggregate debits.) At December 31, 2012, the Company had net capital of $8,300,977 which was 111% of aggregate debit balances and $8,050,977 in excess of required net capital. The Company is also subject to the reserve requirements pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934, which require the Company to determine if cash or securities are required to be segregated for the exclusive benefit of customers. At December 31, 2012, the Company did not have a reserve requirement under this regulation.

Pursuant to SEC regulations and FINRA requirements concerning excess net capital, the Company is not permitted to withdrawal any capital to the extent its net capital is less than $26.3 million.

## 13. INCOME TAXES

The Company has elected to be taxed as an S corporation under the Internal Revenue Code. Accordingly, federal taxable income is reported separately by the Stockholders. The provision for income taxes for the year ended December 31, 2012, represents amounts provided for those states that impose a tax on S corporations and for those states that do not recognize S corporation status.

## 14. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

As a securities broker, the Company is engaged in various brokerage activities servicing a diverse group of domestic corporations, individual investors and other brokers and dealers. All of the Company's transactions are collateralized and are executed with, and on behalf of, such clients. If a client's transaction does not settle because of the failure to perform by either the client or the counterparty, the Company may be required to discharge the obligation of the nonperforming party. The Company may incur a loss where the market value of a security rises and either the party from whom the Company has purchased the security does not make delivery, or where the Company has sold securities that it has not yet purchased.

The Company does not anticipate nonperformance by clients or counterparties in the above situations. The Company's policy is to monitor its market exposure and counterparty risk. In addition, the Company has procedures in place which are designed to monitor the creditworthiness of each client and counterparty with which it conducts business.

As of December 31, 2012, the Company sold short for future settlement contracts for pools of Government Agency Mortgage Backed Securities ("TBAs") with a principal value of $1,797,458.

## 15. FAIR VALUE

Due to the nature of its operations, substantially all of the Company's assets are comprised of cash, receivables from brokers and dealers, customers and related parties, and securities owned. The carrying amounts of the receivables are a reasonable estimate of fair value or are at fair value. Similarly, substantially all of the Company's liabilities arise from payables to brokers and dealers and customers, securities sold, not yet purchased, and other short-term liabilities. The payables are short-term in nature and the carrying amounts are a reasonable estimate of fair value or are at fair value.

## 16. SUBSEQUENT EVENTS

The company has evaluated its December 31, 2012 financial statements for subsequent events through the date the financial statements were available to be issued. The Company is not aware of any subsequent events which would require recognition or disclosure in the financial statements.



Audit • Tax • Advisory
Grant Thornton LLP
60 Broad Street, 24th Floor
New York, NY 10004-2306
T 212.422.1000
F 212.422.0144
www.GrantThornton.com

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1)

Board of Directors
**David Lerner Associates, Inc.**

In planning and performing our audit of the financial statements of David Lerner Associates, Inc. (the "Company") as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing audit procedures that are appropriate in the circumstances for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the U.S. Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e).
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

Management of the Company is responsible for establishing and maintaining effective internal control and for the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the

practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A material weakness is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in the Company's internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

New York, New York
February 28, 2013